SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

September 9, 2004

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

QUEST CAPITAL CORP.
Suite 300, 570 Granville St.
Vancouver, B.C.
V6C 3P1

PROPRIETARY INDUSTRIES INC. Suite 227, 200 Barclay Parade SW Calgary, Alberta T2P 4R5 Tel: (403) 266-6364 Fax: (403) 266-6365	QUEST CAPITAL CORP. Suite 300, 570 Granville Street Vancouver, BC V6C 3P1 Tel: (604) 689-1428 Fax: (604) 681-4692

FOR IMMEDIATE RELEASE

Proprietary and Quest announce Transaction

September 9, 2004 (Calgary, Alberta and Vancouver, 80 h Columbia)  Proprietary Industries Inc. (TSX - “PPI”) (“Proprietary”) and Quest Capital Corp. (TSX – “QC.A“ and “QC.B”)(“Quest”) announced today that they have entered into a Subscription and Support Agreement pursuant to which Quest, or purchasers designated by Quest, will subscribe on a private placement basis for  approximately 14.96 million shares of Proprietary (or approximately 24.9% of the number of issued and outstanding shares of Proprietary on a non-diluted basis) at a price of Cdn$0.60 per share.  Quest does not currently direct or control any securities of Proprietary.  In addition, Proprietary has agreed to make a substantive issuer bid for approximately 40 million of its issued and outstanding common shares at a price of Cdn$0.60 per share.

The expiry of the issuer bid and the closing of the private placement are expected to occur concurrently on or about November 4 and 5, 2004, respectively.  Quest, and any private placement purchasers designated by Quest, have agreed not to tender any shares of Proprietary to the issuer bid.  In the event that the issuer bid is oversubscribed, alternatives will be considered for the purchase of any excess shares tendered.  Completion of the transactions is subject to the approval of the Toronto Stock Exchange, as well as a number of other conditions.   Proprietary shareholders will also be asked to vote in favour of the private placement and issuer bid at a meeting of shareholders to be held on or about November 3, 2004.  The issuer bid will also be subject to customary conditions and will be made by means of a circular to be mailed to Proprietary shareholders.  Further details of the proposed transactions will be contained in the management proxy circular expected to be mailed to Proprietary shareholders at the end of September in connection with the meeting.

Assuming Quest purchases all of the approximately 14.96 million shares of Proprietary on the private placement, and assuming that the entire approximately 40 million shares of Proprietary are tendered to the issuer bid and purchased by Proprietary, Quest would hold approximately 43% of the issued and outstanding shares of Proprietary on a non-diluted basis following the completion of the private placement and the issuer bid.

In connection with the proposed transactions, Dundee Securities Inc. has provided an opinion to the Special Committee of the Board of Directors of Proprietary that the proposed transactions are fair, from a financial point of view, to shareholders of Proprietary other than Quest.

Pursuant to the terms and conditions of the Subscription and Support Agreement, Proprietary has agreed to pay Quest a break fee of Cdn$270,000 in certain circumstances if the private placement does not close.  In addition, Proprietary has agreed to reimburse Quest’s reasonable costs and expenses in connection with the private placement, which expenses are capped at Cdn$200,000 if the private placement closes.  The agreement also gives Quest the right to match any superior proposal that would otherwise be accepted by the Board of Directors of Proprietary.

Quest currently has no intention to acquire any additional securities of Proprietary other than those acquired on the private placement.

“This transaction represents a 34% premium to the 30 day weighted average trading price of Proprietary shares on the TSX, and gives shareholders the option of selling their shares or continuing as shareholders of Proprietary.” said Patrick Lavelle, Chair of the Special Committee of Proprietary.  “Even though not formally required, we are pleased to be putting this transaction before the shareholders of Proprietary in light of all that the company has been through in the past three years.”

Background

In February of 2004, the Board of Directors of Proprietary formed a Special Committee to explore various options for enhancing shareholder value.  Following a comprehensive search for a potential investor or acquiror and discussions with numerous parties, the Special Committee began discussions with Quest in August 2004.  Following extensive negotiations, Proprietary and Quest entered into the Subscription and Support Agreement.

The transaction is the final step in a corporate restructuring which began in early 2003 following an investigation into Proprietary’s accounting treatment of certain transactions.  The investigation resulted in the issuance of a Notice of Hearing by the Alberta Securities Commission (“ASC”) against the Corporation on January 31, 2002.  Peter J. Workum, former CEO of the Corporation, and Theodor Hennig, former CFO of the Corporation, were also named in the Notice of Hearing.

A further Notice of Hearing was issued against Workum, Hennig and four other entities on August 21, 2002.  Proprietary was not named in this second notice.  A hearing in respect of these parties began before the Commission in December 2003 and is expected to continue in October 2004.

A new management team was appointed in early 2003 and successfully implemented a restructuring plan to resolve the multitude of corporate and financial issues then facing Proprietary in the wake of its regulatory issues and the financial problems uncovered by the Alberta Securities Commission investigation.  The new management team’s accomplishments in the last 18 months include:

-

securing interim financing to deal with an impending liquidity crisis;

-

instituting comprehensive corporate governance reforms and full disclosure;

-

restating financial statements after the withdrawal of audit opinions by Proprietary’s former auditors for the 1998-2001 fiscal years;

-

settling the Notice of Hearing against Proprietary and securing the lifting of cease trade orders which had been imposed by various Canadian securities regulators;

-

remedying management problems at Proprietary business units;

-

divesting cash-draining assets to deal with defaulted loans and corporate debt carried at rates of up to 36% per annum; and

-

instituting and continuing litigation against Proprietary’s former management and auditors.

“Proprietary now has significant cash reserves, is greatly simplified, and has addressed its former regulatory troubles” said Stephen C. Akerfeldt, President and CEO.  “We are proud of all that has been accomplished for Proprietary shareholders.”

About Proprietary:

Proprietary is based in Calgary, Alberta and listed on the Toronto and Swiss Stock Exchanges trading under the symbol PPI.  Proprietary is a principal merchant bank that owns, manages and deals in a portfolio of financial, natural resource and real estate interests.

About Quest:

Quest  Capital Corp. is a merchant banking organization that focuses on providing financial services, specifically bridge loans to small and mid-cap companies in North America.  Quest’s primary expertise is providing asset backed commercial bridge loans of between Cdn$500,000 and Cdn$20,000,000 to publicly listed companies, generally operating in industries such as mining, oil and gas, real estate and manufacturing.

Quest shares are listed on the TSX and trade under the symbols QC.A and QC.B.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Graham Garner, Executive Vice President, Proprietary Industries Inc.

Tel:

(403) 266-6364

Fax:

(403) 266-6365

Suite 227, 200 Barclay Parade SW, Calgary, Alberta, T2P 4R5

Website:

www.proprietaryinc.com

E-Mail:

info@proprietaryinc.com

Mr. Murray Sinclair, Managing Director, Quest Capital Corp.

Tel:

(604) 689-1428

Fax:

(604) 681-4692

Suite 300, 570 Granville Street, Vancouver, BC, V6C 3P1

Website:

www.questcapcorp.com

E-Mail:

invest@questcapcorp.com

Forward-looking statements:  This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events, and the Corporation’s capability to execute and implement its future plans.  Actual results may differ materially from those projected by management.   For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	September 9, 2004	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.